Exhibit 12.1

Monogram Residential Trust, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Nine Months
	Ended	Year Ended December, 31
	September 30, 2014	2013	2012	2011	2010	2009
	(dollar amounts in thousands)
Earnings:
Income (loss) from continuing operations(1)	$6,748	$(17,466)	$(40,845)	$94,875	$(33,363)	$(6,501)
Equity in loss (income) of unconsolidated joint ventures, net	(581)	(1,311)	1,247	6,842	5,245	(1,342)
Adjustments added:
Fixed charges (see below)	29,124	34,755	34,705	9,994	4,468	101
Distributions on investments in unconsolidated joint ventures	80	460	170	14,576	7,717	5,720
Adjustments subtracted:
Interest capitalized	(13,545)	(10,509)	(2,486)	(116)	(780)	—
Preferred stock dividend requirements of consolidated subsidiaries	(233)	(202)	(208)	(20)	—	—
Noncontrolling interests in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
Total earnings (loss)	$21,593	$5,727	$(7,417)	$126,151	$(16,713)	$(2,022)
Fixed charges:
Interest expense	15,351	24,048	32,011	9,858	3,688	101
Interest capitalized	13,545	10,509	2,486	116	780	—
Preferred security dividend requirements	228	198	208	20	—	—
Total fixed charges	$29,124	$34,755	$34,705	$9,994	$4,468	$101
Ratio of earnings to fixed charges	—(2)	—(2)	—(2)	12.6	—(2)	—(2)

(1)  Effective as of January 1, 2014, we adopted the revised guidance regarding discontinued operations.  As a result of this early adoption, a gain on sale of real estate of $16.2 million has been included in our reported income (loss) from continuing operations for the nine month period ended September 30, 2014.   Gains on sale of real estate in periods prior to 2014 were reflected in discontinued operations and therefore not included in income (loss) from continuing operations.

(2)         The ratio was less than 1:1 for the nine months ended September 30, 2014 and the years ended December 31, 2013, December 31, 2012, December 31, 2010 and December 31, 2009 as earnings were inadequate to cover fixed charges by deficiencies of $7.5 million, $29.1 million, $42.1 million, $19.6 million and $2.1 million, respectively.